                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    -------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                         COMMISSION FILE NUMBER: 1-1927

                                    -------

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                            (FULL TITLE OF THE PLAN)

                                    -------

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees for the fiscal year ended December 31, 1995, together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBIT.  CONSENT OF INDEPENDENT ACCOUNTANTS (EXHIBIT NO. 23)

         Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65183 on Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                      THE GOODYEAR TIRE & RUBBER COMPANY,
                                      PLAN ADMINISTRATOR OF THE GOODYEAR TIRE &
                                      RUBBER COMPANY EMPLOYEE SAVINGS PLAN
                                      FOR BARGAINING UNIT EMPLOYEES

Dated:  June 26, 1997                    By:     /s/ Richard W Hauman
                                            ------------------------------------
                                                       Richard W Hauman,
                                                  Vice President and Treasurer

                                                           ANNEX A
                                                             TO
                                                          Form  11-K


                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                              EMPLOYEE SAVINGS PLAN
                              ---------------------

                          FOR BARGAINING UNIT EMPLOYEES
                          -----------------------------

                                    * * * * *

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               ---------------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------


                                                                                                         PAGE
                                                                                                         ----

Report of Independent Accountants                                                                          2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits,
   with Fund Information at December 31,
   1996 and 1995                                                                                          3-4

   Statement of Changes in Net Assets Available for Plan
   Benefits, with Fund Information for the Years
   Ended December 31, 1996 and 1995
                                                                                                          3-4

   Notes to Financial Statements                                                                         5-14



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


June 25, 1997

To the Plan Administrator and Participants of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Bargaining Unit Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                   EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT
                   -----------------------------------------
         EMPLOYEES STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
         --------------------------------------------------------------
                             WITH FUND INFORMATION
                             ---------------------

(Dollars in Thousands)                                                                  December 31, 1996
                                       --------------------------------------------------------------------------------------------
                                                                                          Fund Information
                                                      -----------------------------------------------------------------------------
                                                                 Conservative    Moderate    Aggressive   S&P 500        Large
                                                      Stable        Asset         Asset         Asset     Equity    Capitalization
                                                      Value       Allocation    Allocation    Allocation   Index        Equity
                                        Total          Fund          Fund          Fund          Fund      Fund           Fund
                                       --------      --------      --------      --------      --------   --------      --------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits         $450,812       $179,708      $ 1,149       $ 7,920       $ 2,608    $84,055      $ 6,263
                                       ========       ========      =======       =======       =======    =======      =======



(Dollars in Thousands)                                  December 31, 1996
                                       --------------------------------------------------
                                                        Fund Information
                                       --------------------------------------------------
                                           Small      International
                                        Capitalization   Stock       Company
                                          Equity        Equity        Stock          Loan
                                            Fund          Fund         Fund          Fund
                                          --------      --------      -------        ----
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits            $10,699       $ 3,497      $ 123,820     $ 31,093
                                          =======       =======      =========     ========

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
        ---------------------------------------------------------------
                             WITH FUND INFORMATION
                             ---------------------


(Dollars in Thousands)                                                                      For the Year Ended December 31, 1996
                                       --------------------------------------------------------------------------------------------
                                                                                                    Fund Information
                                                   --------------------------------------------------------------------------------
                                                               Conservative    Moderate    Aggressive      S&P 500        Large
                                                    Stable        Asset         Asset         Asset        Equity    Capitalization
                                                    Value       Allocation    Allocation    Allocation      Index        Equity
                                        Total        Fund          Fund          Fund          Fund         Fund           Fund
                                       --------    --------      --------      --------      --------      --------      --------
Increase in Assets:
   Contributions:
      Employer                         $ 15,775    $   --        $   --        $   --        $   --        $   --        $   --
      Employee                           46,860      28,459           246         2,323           596        12,438         1,077
                                       --------    --------      --------      --------      --------      --------      --------
                                         62,635      28,459           246         2,323           596        12,438         1,077

Investment Income from Plan's
   Interest in Master Trust              45,631       9,383            75           846           218        14,299           422

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries             14,040       8,089             9           122            25         1,556            40
   Administrative Expenses                  323         214          --            --            --              79          --
                                       --------    --------      --------      --------      --------      --------      --------
                                         14,363       8,303             9           122            25         1,635            40
Transfers:
   Transfers Between Plans                  171         479            (1)           (7)           (5)          (61)            3
   Transfers Between Funds                 --       (11,056)          832            96         1,859           400         4,950
   Loan Transfers To or From Plan          --           (29)           (1)            1          --              61             1
   Loans to Participants                      1     (18,348)          (21)         (555)         (160)       (6,370)         (437)
   Loan Repayments:                        --          --            --            --            --            --            --
      Principal                            --         5,874            24           183           103         2,104           243
      Interest                             --         1,500             4            44            22           522            44
                                       --------    --------      --------      --------      --------      --------      --------
                                            172     (21,580)          837          (238)        1,819        (3,344)        4,804

                                       --------    --------      --------      --------      --------      --------      --------
Increase in Assets During the Year       94,075       7,959         1,149         2,809         2,608        21,758         6,263

Net Assets at Beginning of Year         356,737     171,749          --           5,111          --          62,297          --
                                       --------    --------      --------      --------      --------      --------      --------

Net Assets at End of Year              $450,812    $179,708      $  1,149      $  7,920      $  2,608      $ 84,055      $  6,263
                                       ========    ========      ========      ========      ========      ========      ========


(Dollars in Thousands)                          For the Year Ended December 31, 1996
                                      --------------------------------------------------
                                                         Fund Information
                                      --------------------------------------------------
                                           Small       International
                                        Capitalization   Stock        Company
                                          Equity        Equity         Stock        Loan
                                            Fund          Fund         Fund         Fund
                                          --------      --------      -------       ----
Increase in Assets:
   Contributions:
      Employer                            $   --        $   --        $ 15,775      $   --
      Employee                               1,155           566          --            --
                                          --------      --------      --------      --------
                                             1,155           566        15,775          --

Investment Income from Plan's
   Interest in Master Trust                  1,182           363        16,645         2,198

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    47            37         4,115          --
   Administrative Expenses                    --            --              30          --
                                          --------      --------      --------      --------
                                                47            37         4,145          --
Transfers:
   Transfers Between Plans                      (7)            2          (232)         --
   Transfers Between Funds                   8,549         2,611        (8,241)         --
   Loan Transfers To or From Plan             --            --            --             (33)
   Loans to Participants                      (380)         (124)         --          26,396
   Loan Repayments:                           --            --            --            --
      Principal                                203            98          --          (8,832)
      Interest                                  44            18          --          (2,198)
                                          --------      --------      --------      --------
                                             8,409         2,605        (8,473)       15,333

                                          --------      --------      --------      --------
Increase in Assets During the Year          10,699         3,497        19,802        17,531

Net Assets at Beginning of Year               --            --         104,018        13,562
                                          --------      --------      --------      -------

Net Assets at End of Year                 $ 10,699      $  3,497      $123,820      $ 31,093
                                          ========      ========      ========      ========


        The accompanying notes are an integral part of these statements.

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                 EMPLOYEE SAVINGS PLAN FOR BARGAINING EMPLOYEES
                 ----------------------------------------------

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------

(Dollars in Thousands)                                             December 31, 1995
                                     --------------------------------------------------------------------------
                                                                  Fund Information
                                     --------------------------------------------------------------------------
                                                   Company      Fixed        Stock
                                                    Stock     Interest      Equity      Balanced       Loan
                                        Total       Fund        Fund         Fund         Fund         Fund
                                     ----------- ----------- -----------  -----------  -----------  -----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits       $   356,737 $   104,018 $   171,749  $    62,297  $     5,111  $    13,562
                                     =========== =========== ===========  ===========  ===========  ===========

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                    -------------------------------------------------------------------------------------

(Dollars in Thousands)                                   For the Year Ended December 31, 1995
                                     --------------------------------------------------------------------------
                                                                 Fund Information
                                     --------------------------------------------------------------------------
                                                   Company      Fixed        Stock
                                                    Stock     Interest      Equity      Balanced       Loan
                                        Total       Fund        Fund         Fund         Fund         Fund
                                     ----------- ----------- -----------  -----------  -----------  -----------
Increase in Assets:
   Contributions:
      Employer                       $    15,738 $    15,738 $        --  $        --  $        --  $        --
      Employee                            46,362          --      32,419       11,940        2,003           --
                                     ----------- ----------- -----------  -----------  -----------  -----------
                                          62,100      15,738      32,419       11,940        2,003           --

Investment Income from Plan's
   Interest in Master Trust               52,776      26,211      10,263       14,897          725          680

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries               7,970       2,097       4,813          970          (71)         161
   Administrative Expenses                    19          --          --           --           19           --
                                     ----------- ----------- -----------  -----------  -----------  -----------
                                           7,989       2,097       4,813          970          (52)         161
Transfers:
   Transfers Between Plans                16,186         425      11,236        3,891          182          452
   Transfers Between Funds                    --          --        (800)         740           60           --
   Transfers To or From Plan                  --          --          36          (18)         (18)          --
   Loans to Participants                      --          --      (5,936)      (1,625)         (64)       7,625
   Loan Repayments:                           --          --          --           --           --           --
      Principal                               --          --       3,871        1,172           83       (5,126)
      Interest                                --          --         519          163           12         (694)
                                     ----------- ----------- -----------  -----------  -----------  -----------
                                          16,186         425       8,926        4,323          255        2,257

                                     ----------- ----------- -----------  -----------  -----------  -----------
Increase in Assets During the Year       123,073      40,277      46,795       30,190        3,035        2,776

Net Assets at Beginning of Year          233,664      63,741     124,954       32,107        2,076       10,786
                                     ----------- ----------- -----------  -----------  -----------  -----------

Net Assets at End of Year            $   356,737 $   104,018 $   171,749  $    62,297  $     5,111  $    13,562
                                     =========== =========== ===========  ===========  ===========  ===========

        The accompanying notes are an integral part of these statements.

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
-------------------------------------------

Basis of Accounting
-------------------

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective November 1, 1995. The trust was amended effective November 1, 1995 to change the Trustee of the Plan from Bankers Trust Company to The Northern Trust Company. All assets of the Plan in the master trust were transferred accordingly.

Trust Assets
------------

Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1996 and 1995, the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 31, 1996 and 1995, the Plan's undivided interest in the master trust was 27.7% and 26.1%, respectively.

Asset Valuation
---------------

The majority of the assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in a commingled fund as reported by the fund manager. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

Income Recognition
------------------

Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

Dividend income is recorded on the ex-dividend date.

Interest income is recorded as earned.

Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the market value on the monthly valuation date preceding the distribution.

Concentration of Credit Risk
----------------------------

The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

GENERAL DESCRIPTION AND OPERATION OF THE PLAN:
----------------------------------------------

Inception
---------

The Plan is a defined contribution plan which became effective July 1, 1984.

Eligibility
-----------

Certain bargaining unit employees of the Company are eligible to participate in the Plan after completing one year of continuous service. At the end of the 1996 plan year, approximately 17,380 employees (15,875 in 1995) of the Company were eligible with approximately 13,616 employees participating in the Plan in 1996 (12,640 in 1994).

Vesting
-------

Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

Contributions
-------------

Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Prior to February 1, 1996, participating employees could elect to have their contribution invested in the Fixed Interest Fund, the Balanced Fund, the Stock Equity Fund, or in any combination of these three funds in multiples of 10%. Beginning February 1, 1996, participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent up to the 15th of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th of the prior month. Employees may suspend their contributions at any time effective immediately.

Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the plan's other investment funds.

The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $9,500 and $9,240 during 1996 and 1995, respectively.

Investments
-----------

The Trustee of the Plan maintains the following ten funds under the Plan (The following funds were added February 1, 1996 - Conservative Asset Allocation Fund, Aggressive Asset Allocation Fund, Large Capitalization Stock Equity Fund, Small Capitalization Stock Equity Fund, and the International Stock
Equity Fund).

* Stable Value Fund (formerly Fixed Interest Fund) - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

* Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Index plus reinvested dividends and 60 % in bonds which compose the Lehman Aggregate Bond Index.

* Moderate Asset Allocation Fund (formerly Balanced Fund) - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Bond Index.

* Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. Common Stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Index plus reinvested dividends, 15% in the EAFE Index, and 20% in bonds which compose the Lehman Aggregate Bond Index.

* S&P 500 Index Stock Equity Fund (formerly Stock Equity Fund) - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index plus reinvested dividends.

* Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of medium and large companies. The objective of the fund is to invest in companies with better-than-avereage prospects for appreciation.

* Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long term capital growth.

* International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

* Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is determined by the Trustee.

* Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1996, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $41.50 to $53.00 ($33.00 to $47.50 during 1995). The closing price per share was $51.38 at December 31, 1996 ($45.38 at December 31, 1995).

Participant Accounts
--------------------

A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

Plan Withdrawals and Distributions
----------------------------------

Participants may withdraw vested amounts from their accounts if they:

*    Attain the age of 59 1/2, or
*    Qualify for a serious financial hardship.

The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

*    Unreimbursed medical expense of participant, spouse, or dependent.
*    Post-secondary education of participant, spouse, or dependent.
*    Prevention of eviction from primary residence of participant.
* Personal liability for expenses arising out of the death of a member of participant's family.
*    Purchase of a primary residence of participant.
*    Prevention of foreclosure on primary residence of participant.

Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

Participant vested amounts are payable upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1996 and 1995, the Plan had forfeiture credits in the amounts of $58,985 and $22,570, respectively.

Loan Investment Fund
--------------------

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Effective February 1, 1996, the maximum number of loans that a participant may have outstanding was increased from one to two. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rates was 9.25% during 1996 and ranged from 8.75% to 10.0% during 1995.

Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

Expenses
--------

Expenses of administering the Plan, including the payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund, are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

Termination Provisions
----------------------

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

RELATED PARTY TRANSACTIONS:
---------------------------

The Trustee serves as the fund manager of the S&P 500 Equity Index Fund.

The Company Stock Fund is designed primarily for investment in common stock of the Company.

TAX STATUS OF PLAN:
-------------------

The IRS has advised on May 22, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

FINANCIAL DATA OF THE MASTER TRUST: (SEE PAGES 11 - 14)
-----------------------------------

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                                  MASTER TRUST
                                  ------------

                 STATEMENT OF NET ASSETS, WITH FUND INFORMATION
                 ----------------------------------------------



(Dollars in Thousands)                                                                      December 31, 1996
                                                          ----------------------------------------------------------------
                                                                                           Fund Information
                                                                          ------------------------------------------------
                                                                                         Conservative        Moderate
                                                                           Stable            Asset            Asset
                                                                            Value         Allocation        Allocation
                                                           Total             Fund            Fund              Fund
                                                          ----------      ----------       ----------       ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                      $    7,363      $     --         $    7,363       $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                 35,076            --               --             35,076
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                         12,772            --               --               --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                         290,060            --               --               --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units             25,537            --               --               --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units          45,341            --               --               --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                            16,981            --               --               --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares           434,035            --               --               --
      Short-Term Investments                                  29,439          22,775             --               --
      Promissory Notes                                        80,906            --               --               --
                                                          ----------      ----------       ----------       ----------
                                                             977,510          22,775            7,363           35,076
                                                          ----------      ----------       ----------       ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                        644,122         644,122             --               --
                                                          ----------      ----------       ----------       ----------

      Receivables:
         Employee Contributions                                   28              16             --                  1
         Employer Contributions                                   70             (13)            --               --
         Transfers                                              --               117             --                (61)
         Accrued Interest and Dividends                        2,555           1,065               11               53
         Pending Security Sales                                2,481            --               --               --
                                                          ----------      ----------       ----------       ----------
                                                               5,134           1,185               11               (7)
                                                          ----------      ----------       ----------       ----------
            Total Assets                                   1,626,766         668,082            7,374           35,069
                                                          ----------      ----------       ----------       ----------

      Liabilities:
         Administrative Expenses Payable                         899             452             --               --
         Distributions Payable                                   504             232                2               11
         Forfeiture Credits                                     --              --               --               --
                                                          ----------      ----------       ----------       ----------
            Total Liabilities                                  1,403             684                2               11
                                                          ----------      ----------       ----------       ----------

         Net Assets                                       $1,625,363      $  667,398       $    7,372       $   35,058
                                                          ==========      ==========       ==========       ==========





(Dollars in Thousands)                                                   December 31, 1996
                                                         -----------------------------------------------------------------
                                                                         Fund Information
                                                         -----------------------------------------------------------------
                                                          Aggressive          S&P 500           Large          Small
                                                             Asset            Equity        Capitalization Capitalization
                                                           Allocation         Index            Equity          Equity
                                                              Fund             Fund             Fund            Fund
                                                           ----------       ----------       ----------      ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                       $     --         $     --         $     --        $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                    --               --               --              --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                          12,772             --               --              --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                             --            290,060             --              --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units                --               --             25,537            --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units             --               --               --            45,341
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                               --               --               --              --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares               --               --               --              --
      Short-Term Investments                                     --               --               --              --
      Promissory Notes                                           --               --               --              --
                                                           ----------       ----------       ----------      ----------
                                                               12,772          290,060           25,537          45,341
                                                           ----------       ----------       ----------      ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                            --               --               --              --
                                                           ----------       ----------       ----------      ----------

      Receivables:
         Employee Contributions                                  --                 10             --                 1
         Employer Contributions                                  --               --               --              --
         Transfers                                                (42)            (328)              42             317
         Accrued Interest and Dividends                            20              440               39              69
         Pending Security Sales                                  --               --               --              --
                                                           ----------       ----------       ----------      ----------
                                                                  (22)             122               81             387
                                                           ----------       ----------       ----------      ----------
            Total Assets                                       12,750          290,182           25,618          45,728
                                                           ----------       ----------       ----------      ----------

      Liabilities:
         Administrative Expenses Payable                         --                192             --              --
         Distributions Payable                                      4               90                8              14
         Forfeiture Credits                                      --               --               --              --
                                                           ----------       ----------       ----------      ----------
            Total Liabilities                                       4              282                8              14
                                                           ----------       ----------       ----------      ----------

         Net Assets                                        $   12,746       $  289,900       $   25,610      $   45,714
                                                           ==========       ==========       ==========      ==========





(Dollars in Thousands)                                                  December 31, 1996
                                                        ------------------------------------------------
                                                                       Fund Information
                                                        ------------------------------------------------
                                                          International
                                                              Stock          Company
                                                              Equity          Stock             Loan
                                                               Fund            Fund             Fund
                                                            ----------      ----------       ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                        $     --        $     --         $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                     --              --               --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                             --              --               --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                              --              --               --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units                 --              --               --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units              --              --               --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                              16,981            --               --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares                --           434,035             --
      Short-Term Investments                                      --             6,664             --
      Promissory Notes                                            --              --             80,906
                                                            ----------      ----------       ----------
                                                                16,981         440,699           80,906
                                                            ----------      ----------       ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                             --              --               --
                                                            ----------      ----------       ----------

      Receivables:
         Employee Contributions                                   --              --               --
         Employer Contributions                                   --                83             --
         Transfers                                                  33            (222)             144
         Accrued Interest and Dividends                             26             708              124
         Pending Security Sales                                   --             2,481             --
                                                            ----------      ----------       ----------
                                                                    59           3,050              268
                                                            ----------      ----------       ----------
            Total Assets                                        17,040         443,749           81,174
                                                            ----------      ----------       ----------

      Liabilities:
         Administrative Expenses Payable                          --               255             --
         Distributions Payable                                       5             138             --
         Forfeiture Credits                                       --              --               --
                                                            ----------      ----------       ----------
            Total Liabilities                                        5             393             --
                                                            ----------      ----------       ----------

         Net Assets                                         $   17,035      $  443,356       $   81,174
                                                            ==========      ==========       ==========

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                                  MASTER TRUST
                                  ------------

                 STATEMENT OF NET ASSETS, WITH FUND INFORMATION
                 ----------------------------------------------

(Dollars in Thousands)                                                 December 31, 1995
                                            ----------------------------------------------------------------------------
                                                                        Fund Information
                                            ----------------------------------------------------------------------------
                                                          Company       Fixed        Stock
                                                           Stock       Interest      Equity      Balanced        Loan
                                              Total         Fund         Fund         Fund         Fund          Fund
                                            ----------   ----------   ----------   ----------   ----------    ----------
Assets:
  Investments at Fair Market Value:
      Common Stock of The Goodyear Tire
         & Rubber Company, Cost
         $220,265 - 9,196,871 Shares           417,309      417,309           --           --           --            --

      State Street Moderate Asset
         Allocation, Cost
         $18,164 - 1,815,442 Units              18,809           --           --           --       18,809            --

      Collective Daily Stock Index Fund,
         Cost $202,938 - 14,834,407 Units      213,765           --           --      213,765           --            --

      Short-Term Investments                    61,352        1,199       60,153           --           --            --
      Promissory Notes                          43,952           --           --           --           --        43,952
                                            ----------   ----------   ----------   ----------   ----------    ----------
                                               755,187      418,508       60,153      213,765       18,809        43,952
                                            ----------   ----------   ----------   ----------   ----------    ----------

  Investments at Contract Value:
      Guaranteed Investment Contracts          601,512           --      601,512           --           --            --
                                            ----------   ----------   ----------   ----------   ----------    ----------

      Receivables:
         Employee Contributions                  6,344           --        5,766          284          294            --
         Employer Contributions                  2,968        2,968           --           --           --            --
         Transfers                                  --           --           --           --           --            --
         Loan Repayments                            --           --        2,436          869           69        (3,374)
         Accrued Interest and Dividends            267            9          258           --           --            --
         Reimbursement for Expenses                 22           22           --           --           --            --
         Distribution Receivable                   112           20           92           --           --            --
                                            ----------   ----------   ----------   ----------   ----------    ----------
                                                 9,713        3,019        8,552        1,153          363        (3,374)
                                            ----------   ----------   ----------   ----------   ----------    ----------
            Total Assets                     1,366,412      421,527      670,217      214,918       19,172        40,578
                                            ----------   ----------   ----------   ----------   ----------    ----------

      Liabilities:
         Distributions Payable                      --           --           --           --           --            --
         Forfeiture Credits                         41           41           --           --           --            --
                                            ----------   ----------   ----------   ----------   ----------    ----------
            Total Liabilities                       41           41           --           --           --            --
                                            ----------   ----------   ----------   ----------   ----------    ----------

         Net Assets                         $1,366,371   $  421,486   $  670,217   $  214,918   $   19,172    $   40,578
                                            ==========   ==========   ==========   ==========   ==========    ==========

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                                  MASTER TRUST
                                  ------------

            STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
            ---------------------------------------------------------



(Dollars in Thousands)                                                                        For the Year Ended December 31, 1996
                                              ------------------------------------------------------------------------------------
                                                                                                      Fund Information
                                                                ------------------------------------------------------------------
                                                                               Conservative      Moderate         Aggressive
                                                                Stable            Asset            Asset            Asset
                                                                 Value          Allocation       Allocation       Allocation
                                                 Total           Fund              Fund             Fund             Fund
                                              -----------      -----------      -----------      -----------      -----------
Increase in Assets:
   Contributions:
      Employer                                $    37,939      $       306      $      --        $      --        $      --
      Employee                                    113,952           68,429              666            4,966            1,628
                                              -----------      -----------      -----------      -----------      -----------
                                                  151,891           68,735              666            4,966            1,628

Interest and Dividend Income                       55,195           38,334                7               32               10
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets              117,457              246              516            3,807            1,165
                                              -----------      -----------      -----------      -----------      -----------
                                                  172,652           38,580              523            3,839            1,175
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                       63,857           35,330              171            1,039              289
   Administrative Expenses                          1,694            1,077             --               --               --
                                              -----------      -----------      -----------      -----------      -----------
                                                   65,551           36,407              171            1,039              289
Transfers:
   Transfers Between Plans                           --               --               --               --               --
   Transfers Between Funds                           --            (48,299)           6,349            8,568           10,270
   Loan Transfers To or From Plan                    --                  1             --                 (1)            --
   Loans to Participants                             --            (45,793)            (153)          (1,258)            (413)
   Loan Repayments:
      Principal                                      --             16,441              133              671              312
      Interest                                       --              3,923               25              140               63
                                              -----------      -----------      -----------      -----------      -----------
                                                     --            (73,727)           6,354            8,120           10,232

                                              -----------      -----------      -----------      -----------      -----------
Increase (Decrease) in Assets During Year         258,992           (2,819)           7,372           15,886           12,746

Net Assets at Beginning of Year                 1,366,371          670,217             --             19,172             --
                                              -----------      -----------      -----------      -----------      -----------

Net Assets at End of Year                     $ 1,625,363      $   667,398      $     7,372      $    35,058      $    12,746
                                              ===========      ===========      ===========      ===========      ===========





(Dollars in Thousands)                                                       For the Year Ended December 31, 1996
                                          ------------------------------------------------------------------------------------------
                                                                                        Fund Information
                                          -----------------------------------------------------------------------------------------
                                          S&P 500           Large           Small          International
                                          Equity        Capitalization   Capitalization       Stock        Company
                                           Index           Equity           Equity            Equity        Stock          Loan
                                           Fund             Fund             Fund              Fund          Fund          Fund
                                        -----------      -----------      -----------      -----------    -----------   -----------
Increase in Assets:
   Contributions:
      Employer                          $      --        $      --        $      --        $      --      $    37,633   $      --
      Employee                               30,665            2,793            3,231            1,574           --            --
                                        -----------      -----------      -----------      -----------    -----------   -----------
                                             30,665            2,793            3,231            1,574         37,633          --

Interest and Dividend Income                    448               25              182              434          9,806         5,917
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets         49,982            1,726            5,074            1,371         53,570          --
                                        -----------      -----------      -----------      -----------    -----------   -----------
                                             50,430            1,751            5,256            1,805         63,376         5,917
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                  7,217              284              487              230         18,810          --
   Administrative Expenses                      389             --               --               --              228          --
                                        -----------      -----------      -----------      -----------    -----------   -----------
                                              7,606              284              487              230         19,038          --
Transfers:
   Transfers Between Plans                     --               --               --               --             --            --
   Transfers Between Funds                    9,530           21,622           38,117           13,943        (60,100)         --
   Loan Transfers To or From Plan                (1)               1             --               --             --            --
   Loans to Participants                    (15,397)            (977)          (1,161)            (350)          --          65,502
   Loan Repayments:
      Principal                               6,001              589              633              247           --         (25,027)
      Interest                                1,359              115              125               46           --          (5,796)
                                        -----------      -----------      -----------      -----------    -----------   -----------
                                              1,492           21,350           37,714           13,886        (60,100)       34,679

                                        -----------      -----------      -----------      -----------    -----------   -----------
Increase (Decrease) in Assets
  During Year                                74,981           25,610           45,714           17,035         21,871        40,596

Net Assets at Beginning of Year             214,919             --               --               --          421,485        40,578
                                        -----------      -----------      -----------      -----------    -----------   -----------

Net Assets at End of Year               $   289,900      $    25,610      $    45,714      $    17,035    $   443,356   $    81,174
                                        ===========      ===========      ===========      ===========    ===========   ===========

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                                  MASTER TRUST
                                  ------------

            STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
            ---------------------------------------------------------

(Dollars in Thousands)                                            For the Year Ended December 31, 1995
                                            -------------------------------------------------------------------------------
                                                                           Fund Information
                                            -------------------------------------------------------------------------------
                                                          Company        Fixed         Stock
                                                           Stock        Interest       Equity       Balanced        Loan
                                              Total         Fund          Fund          Fund          Fund          Fund
                                            ----------   ----------    ----------    ----------    ----------    ----------
Increase in Assets:
   Contributions:
      Employer                              $   37,870   $   37,537    $      333    $       --    $       --    $       --
      Employee                                 112,285           --        78,683        29,646         3,956            --
                                            ----------   ----------    ----------    ----------    ----------    ----------
                                               150,155       37,537        79,016        29,646         3,956            --

Interest and Dividend Income                    53,593        8,556        42,610           239           104         2,084
   Net Appreciation in Fair Market
      Value of Assets                          160,228      102,944           130        53,965         3,189            --
                                            ----------   ----------    ----------    ----------    ----------    ----------
                                               213,821      111,500        42,740        54,204         3,293         2,084
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    52,215       14,330        31,014         5,487           422           962
   Administrative Expenses                          73           --            --            --            73            --
                                            ----------   ----------    ----------    ----------    ----------    ----------
                                                52,288       14,330        31,014         5,487           495           962
Transfers:
   Transfers Between Plans                           1            2           (42)           42            --            (1)
   Transfers Between Funds                          --           --        (2,867)        3,190          (323)           --
   Transfers To or From Plan                        --           --           294          (145)         (149)           --
   Loans to Participants                            --           --       (17,337)       (4,489)         (274)       22,100
   Loan Repayments:
      Principal                                     --           --        13,110         4,138           356       (17,604)
      Interest                                      --           --         1,690           510            45        (2,245)
                                            ----------   ----------    ----------    ----------    ----------    ----------
                                                     1            2        (5,152)        3,246          (345)        2,250

                                            ----------   ----------    ----------    ----------    ----------    ----------
Increase in Assets During Year                 311,689      134,709        85,590        81,609         6,409         3,372

Net Assets at Beginning of Year              1,054,682      286,777       584,627       133,309        12,763        37,206
                                            ----------   ----------    ----------    ----------    ----------    ----------

Net Assets at End of Year                   $1,366,371   $  421,486    $  670,217    $  214,918    $   19,172    $   40,578
                                            ==========   ==========    ==========    ==========    ==========    ==========